

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2011

<u>Via Email</u>
Mr. Carlos José García Moreno Elizondo
Chief Financial Officer
América Móvil, S.A.B. DE C.V.
Lago Zurich 245, Plaza Carso
Edificio Telcel, Colonia Granada Ampliación, 11529, México, D.F., México

> Re: **AMÉRICA MÓVIL, S.A.B. DE C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed May 13, 2011**
> **File No. 001-16269**

Dear Mr. Elizondo:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: <u>Via Email to</u>
    Mr. Alejandro Cantú Jiménez
    General Counsel